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[Tyco Logo]
one tyco park
exeter, new hampshire
03833-1108
(603) 778-9700

                                      NEWS


FOR IMMEDIATE RELEASE

Contact:                                       Contact:
F.G. Lindsay Burton, Jr.                       David P. Brownell
Vice President and Chief Financial Officer     Senior Vice President
ElectroStar, Inc.                              Tyco International Ltd.
(801) 753-4700                                 (603) 778-9700

                  TYCO INTERNATIONAL TO ACQUIRE ELECTROSTAR, INC.

     Exeter, New Hampshire and Logan, Utah, November 29, 1996 -- Tyco International Ltd. (NYSE-TYC), a diversified manufacturer of industrial and commercial products, and ElectroStar, Inc. (NASDAQ-ESTR), a leading manufacturer of complex printed circuit boards, jointly announced today that they have entered into a definitive Merger Agreement under which Tyco would purchase, for cash, all of the outstanding common shares of ElectroStar at a price of $14 per share.

     Under the Agreement, a subsidiary of Tyco will shortly commence a tender offer to purchase all of ElectroStar's 7,537,097 shares of common stock for $14 per share in cash, for a total of approximately $106 million. The tender offer will be followed by a merger in which each of the remaining shares of ElectroStar will be exchanged for $14 in cash.

     The offer will be made pursuant to definitive offering documents to be filed with the Securities and Exchange Commission. The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, as well as certain other conditions.

     "ElectroStar is an excellent fit with Tyco's printed circuit board group. The two groups have complimentary products that will allow us to expand into rapidly growing market segments and enlarge our mutual customer base. Additionally, the ElectroStar acquisition strengthens our quick-turn service capability," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. Mr. Kozlowski also noted that the acquisition would provide an immediate positive contribution to Tyco's earnings.


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     Kent K. Alder, President and Chief Executive Officer of ElectroStar
stated, "We are excited about joining the Tyco family. We believe that this offer is a superior value for our shareholders and an excellent opportunity to continue our growth."

     ElectroStar, with revenues over $70 million, is headquartered in Logan, Utah. They operate two manufacturing facilities, one in Logan, Utah and another in Inglewood, California. ElectroStar is a leading manufacturer of complex printed circuit boards used in sophisticated electronic equipment. ElectroStar is an affiliate of Trivest, Inc., a Miami, Florida based private equity firm engaged in the acquisition and expansion of middle market companies.

     Tyco is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging materials, flow control products, eletrical and electronic components and is the world's largest manufacturer and installer of fire and safety systems and services. The Company operates in more than 50 countries around the world and has revenues in excess of $6 billion.

412/112996



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